Exhibit 4.2

-certificate number-	EHang Holdings Limited	-share numbers-

INCORPORATED IN THE CAYMAN ISLANDS

SHARE CERTIFICATE

AUTHORISED CAPITAL :

US$200,000 divided into 2,000,000,000 shares of a par value of US$0.0001 each, of which:

(i) 1,904,577,337 Class A ordinary shares of a par value of US$0.0001 each;

(ii) 45,422,663 Class B ordinary shares of a par value of US$0.0001 each;

and (iii) 50,000,000 shares of a par value of US$0.0001 each.

This is to certify that	Of

is the registered holder of	fully paid and non-assessable,

subject to the rules and laws governing the administration of the Company

                                     Given under the Common Seal of the said Company

                                     Date of issuance of certificate

The Common Seal of the Company was hereunto affixed in the presence of

Director